PROSPECTUS FILED PURSUANT TO RULE 424(B)(3)

                       LIGAND PHARMACEUTICALS INCORPORATED

                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-131029

                          Prospectus Supplement No. 19
    (to Prospectus dated April 12, 2006, as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement No. 2 dated June 12, 2006, that Prospectus Supplement No. 3 dated June 29, 2006, that Prospectus Supplement No.4 dated August 4, 2006, that Prospectus Supplement No.5 dated August 9, 2006, that Prospectus Supplement No. 6 dated August 30, 2006, that Prospectus Supplement No. 7 dated September 11, 2006, that Prospectus Supplement No. 8 dated September 12, 2006, that Prospectus Supplement No. 9 dated October 2, 2006, that Prospectus Supplement No. 10 dated October 17, 2006, that Prospectus Supplement No. 11 dated October 20, 2006, that Prospectus Supplement No. 12 dated October 31, 2006, that Prospectus Supplement No. 13 dated November 14, 2006, that Prospectus Supplement No. 14 dated November 15,
2006, that Prospectus Supplement No. 15 dated December 14, 2006, that Prospectus Supplement No. 16 dated January 5, 2007, that Prospectus Supplement No. 17 dated
 January 16, 2007, and that Prospectus Supplement No. 18 dated February 5, 2007)

         This Prospectus Supplement No. 19 supplements and amends the prospectus dated April 12, 2006 (as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement No. 2 dated June 12, 2006, that Prospectus Supplement No. 3 dated June 29, 2006, that Prospectus Supplement No. 4 dated August 4, 2006, that Prospectus Supplement No. 5 dated August 9, 2006, that Prospectus Supplement No. 6 dated August 30, 2006, that Prospectus Supplement No. 7 dated September 11, 2006, that Prospectus Supplement No. 8 dated September 12, 2006, that Prospectus Supplement No. 9 dated October 2, 2006, that Prospectus Supplement No. 10 dated October 17, 2006, that Prospectus Supplement No. 11 dated October 20, 2006, that Prospectus Supplement No. 12 dated October 31, 2006, that Prospectus Supplement No. 13 dated November 14, 2006, that Prospectus Supplement No. 14 dated November 15, 2006, that Prospectus Supplement No. 15 dated December 14, 2006, that Prospectus Supplement No. 16 dated January 5, 2007, that Prospectus Supplement No. 17 dated January 16, 2007, and that Prospectus Supplement No. 18 dated February 5, 2007), or the Prospectus, relating to the offer and sale of up to 7,790,974 shares of our common stock to be issued pursuant to awards granted or to be granted under our 2002 Stock Incentive Plan, or our 2002 Plan, up to 147,510 shares of our common stock to be issued pursuant to our 2002 Employee Stock Purchase Plan, or our 2002 ESPP, and up to 50,309 shares of our common stock which may be offered from time to time by the selling stockholders identified on page 110 of the Prospectus for their own accounts. Each of the selling stockholders named in the Prospectus acquired the shares of common stock upon exercise of options previously granted to them as an employee, director or consultant of Ligand or as restricted stock granted to them as a director of Ligand, in each case under the terms of our 2002 Plan. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders under the Prospectus. We will receive proceeds in connection with option exercises under the 2002 Plan and shares issued under the 2002 ESPP which will be based upon each granted option exercise price or purchase price, as applicable.

         This Prospectus Supplement No. 19 includes the attached Current Report on Form 8-K of Ligand Pharmaceuticals Incorporated dated February 28, 2007, as filed by us with the Securities and Exchange Commission.

         This Prospectus Supplement No. 19 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 19 updates or supersedes the information contained in the Prospectus.

         Our common stock is traded on The Nasdaq Global Market under the symbol "LGND." On February 27, 2007, the last reported sale price of our common stock on The Nasdaq Global Market was $11.00 per share.

         Investing in our common stock involves risk. See "Risk Factors" beginning on page 7 of the Prospectus and beginning on page 62 of Prospectus Supplement No. 13.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 19 is truthful or complete. Any representation to the contrary is a criminal offense.

       The date of this Prospectus Supplement No. 19 is February 28, 2007.

       SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, StateD.C. PostalCode20549

                                 ---------------



                                    FORM 8-K

                                 CURRENT REPORT




     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     Date of Report (Date of earliest event reported):February 26, 2007

                       LIGAND PHARMACEUTICALS INCORPORATED
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
                 (State or other jurisdiction of incorporation)

                                    000-20720
                            (Commission File Number)

                           10275 Science Center Drive,
                              San Diego,California
                    (Address of principal executive offices)

                                 (858) 550-7500
              (Registrant's telephone number, including area code)

                                   77-0160744
                      (I.R.S. Employer Identification No.)

                                   92121-1117
                                   (Zip Code)

Item 2.01.  Completion of Acquisition or Disposition of Assets.

            On September 6, 2006, Ligand Pharmaceuticals Incorporated, a Delaware corporation (the "Company"), King Pharmaceuticals, Inc., a Tennessee corporation ("King Pharmaceuticals"), and King Pharmaceuticals Research and Development, Inc., a Delaware corporation and wholly owned subsidiary of King Pharmaceuticals ("King R&D", and together with King Pharmaceuticals, "King") entered into a Purchase Agreement (the "Purchase Agreement"), pursuant to which King agreed to acquire all of the Company's rights in and to AVINZA(R) (morphine sulfate extended-release capsules) in the United States, its territories and Canada, including, among other things, all AVINZA(R) inventory, records and related intellectual property, and assume certain liabilities as set forth in the Purchase Agreement (collectively, the "Transaction"). In addition, King, subject to the terms and conditions of the Purchase Agreement, offered employment following the closing of the Transaction (the "Closing") to, and hired, approximately 60 of the Company's existing sales representatives that support the sale of AVINZA(R). Closing of the Transaction occurred on February 26, 2007.

            Pursuant to the Purchase Agreement, at Closing the Company was paid $295 million in cash which represents the purchase price of $246 million including certain inventory adjustments set forth in the Purchase Agreement, as amended, plus approximately $49 million in reimbursement of payments to Organon and others. Of the net cash proceeds, $15 million are set aside in an escrow account to fund potential indemnity claims by King under the Purchase Agreement. King also assumed certain AVINZA(R)-related liabilities, including a royalty obligation to Organon Pharmaceuticals USA Inc. and other obligations and royalties under contracts assigned as part of the Transaction. There will be post-closing fees and expenses associated with the Transaction.

            King further agreed to pay the Company a 15% royalty on King's annual net sales of AVINZA(R) or any reformulation or derivation thereof for the first 20 months following the Closing and thereafter through November 25, 2017, as follows:

    o if annual net sales are $200 million or less, 5% of all such net sales;

    o if annual net sales exceed $200 million but do not exceed $250 million, 10% of all such net sales; and

    o if annual net sales exceed $250 million, 10% on all net sales up to and including $250 million, plus 15% of net sales in excess of $250 million.

            Also on September 6, 2006, Ligand and King entered into a Contract Sales Force Agreement (the "Sales Agreement"), pursuant to which King Pharmaceuticals agreed to conduct a detailing program to promote the sale of AVINZA(R) for an agreed upon fee, subject to the terms and conditions of the Sales Agreement. Pursuant to the Sales Agreement, King Pharmaceuticals has agreed to perform certain minimum monthly product details, which commenced in October 2006 and were to continue (i) for a period of six months following such date, (ii) until the Closing or (iii) until the earlier termination of the Purchase Agreement. Thus the Sales Agreement terminated at the Closing. Ligand expects total payments under the Sales Agreement, including reimbursement to King of certain marketing and sales costs to be approximately $7million.

            On January 3, 2007, the Company and King executed an amendment to the Purchase Agreement (the "Amendment") effective as of November 30, 2006 and a letter agreement effective as of December 29, 2006 (the "Side Letter"). Under the Amendment, the parties agreed that King could make offers to the Ligand sales representatives, plus its regional business managers starting on November 30,2006, such offers to be contingent on the Closing. The Parties agreed on certain related termination, bonus and severance terms with respect to those sales representatives that did not receive offers from King.

            The parties further amended the Purchase Agreement to move the outside date or deadline for the Closing from December 31, 2006 to February 28, 2007. As part of the Amendment, the parties agreed that termination of the Sales Agreement would be subject to 60 days advance notice, instead of the original 30 days.

            In connection with the Loan, King and Ligand executed the Side Letter on January 3, 2007 which provides that Ligand would repay the Loan, with interest then due on January 8, 2007 and, if the Closing occurred on or before February 28, 2007 the interest will be refunded to Ligand at the Closing. Thus the reimbursement payment that Ligand received at the Closing included this interest refund.

            The parties also amended the Purchase Agreement as of the Closing, principally to address certain second-source manufacturing, inventory and related items. Among other terms the parties agreed that Ligand's second source manufacturing arrangement for AVINZA(R) would be wound down and that the inventory adjustments at Closing would include a $6 million adjustment for anticipated higher cost of goods for King. The parties further agreed to transfer two batches of AVINZA(R) recently completed at the second source as part of Ligand's product inventory to be transferred at the Closing, but otherwise not to assign or transfer the second source arrangement and related contracts and liabilities to King. Ligand will remain responsible for these contracts and liabilities. The parties also agreed that Ligand would not market any controlled release solid oral dosage formulation containing morphine and its salts as its sole active ingredient in the United States or Canada, consistent with the original AVINZA(R) license from Elan Corporation plc.

            The Purchase Agreement was approved by the Company's stockholders at a special meeting held on February 12, 2007. The Closing was subject to certain customary closing conditions, including, but not limited to, the stockholder approval, the conversion of all outstanding 6% Convertible Subordinated Notes due 2007 of the Company which was completed in November 2006, and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Early termination of this waiting period was granted in October 2006.


         There were no material relationships between the Company, its affiliates, directors or officers, and King or its subsidiaries, other than the Transaction.

            The Purchase Agreement was filed on September 11, 2006 as Exhibit
2.1 to the Company's Current Report on Form 8-K. The Sales Agreement was filed on September 12, 2006 as Exhibit 10.1 to the Company's Current Report on Form 8-K. Amendment Number 1 to Purchase Agreement, Contract Sales Force Agreement and Confidentiality Agreement was filed on January 5, 2007 as Exhibit 2.1 to the Company's Current Report on Form 8-K. Amendment Number 2 to Purchase Agreement is filed as Exhibit 2.1 to this report. The foregoing descriptions of the Purchase Agreement and the Sales Agreement, as amended, do not purport to be complete and are qualified in their entirety by reference to such agreements and amendments.

            The press release announcing the Closing is attached as Exhibit
99.1. Unaudited pro forma financial statements showing how the Transaction might have affected historical financial statements if the Transaction had been consummated in prior periods were included in the Company's definitive proxy statement filed with the Commission on January 24, 2007.


Item 9.01 Financial Statements And Exhibits


(d)      Exhibits

EXHIBIT NUMBER             DESCRIPTION
--------------            -------------

2.1 Amendment Number 2 to Purchase Agreement, by and between Ligand and King effective as of February 26, 2007

99.1            Press release of the Company dated February 26, 2007

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned.


                                             LIGAND PHARMACEUTICALS INCORPORATED




Date : February 28, 2007    By:      /s/Warner R. Broaddus
                            Name:    Warner R. Broaddus
                            Title:   Vice President, General Counsel & Secretary

                                                                EXHIBIT 2.1






                    AMENDMENT NUMBER 2 TO PURCHASE AGREEMENT

         THIS AMENDMENT NUMBER 2 TO PURCHASE AGREEMENT, (this "AMENDMENT") entered into and effective this the 26th day of February, 2007 (the "EFFECTIVE DATE OF THIS AMENDMENT"), is made by and between LIGAND PHARMACEUTICALS INCORPORATED, a Delaware corporation, and all of its successors and assigns (the "SELLER"), KING PHARMACEUTICALS, INC., a Tennessee corporation ("KING") and KING PHARMACEUTICALS RESEARCH AND DEVELOPMENT, INC., a Delaware corporation and wholly owned subsidiary of King ("KING R & D; King R & D together with King, the "PURCHASER"). Each of Seller and Purchaser is referred to herein, individually, as a "PARTY" and, collectively, as the "PARTIES."

         WHEREAS, the Seller and Purchaser entered into that certain Purchase Agreement, dated as of September 6, 2006, as amended by Amendment Number 1 to Purchase Agreement, Contract Sales Force Agreement and Confidentiality Agreement, dated as of November 30, 2006 (the "PURCHASE AGREEMENT"); and

         WHEREAS, the Seller and Purchaser desire to amend the Purchase Agreement, as described in this Amendment.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:
         1. The terms in this Amendment with initial letters capitalized shall have the meanings set forth in this Amendment and, if not defined in this Amendment, shall have the meaning set forth in the Purchase Agreement.

         2. All references to the Second Source Supply Agreement, Second Source Supply Agreement Assignment, Quality Agreement for Avinza(R), Quality Agreement for Avinza(R) Assignment, Technical Agreement Avinza(R) and Technical Agreement Avinza(R) Assignment throughout the Purchase Agreement shall be deleted.

         3. SECTION 1.1 of the Purchase Agreement shall be amended to add the following definition:

                  "CARDINAL CONFIDENTIAL RECORDS" means, the documents set forth on SCHEDULE 1.1(1).

         4. The definition of "Other Agreements" shall be amended in its entirety to read as follows:

                  "OTHER AGREEMENTS" means, collectively, the Assignment of Product Intellectual Property, the Bill of Sale and Assignment and Assumption Agreement, the Transition Services Agreement, the Termination and Return of Rights Agreement Assignment, and the Escrow Agreement.

         5. The definition of "Pre-Existing Assigned Contracts" shall be amended in its entirety to read as follows:

                  "PRE-EXISTING ASSIGNED CONTRACTS" means those Contracts, including purchase orders, related primarily or exclusively to the Product and the Product Line Business which are identified on SCHEDULE 1.1(B) hereto.

         6. The definition of "Product Records" shall be amended in its entirety to read as follows:

                  "PRODUCT RECORDS" means, in whatever medium (e.g., audio, visual, print or electronic) relating to the Product or the Product Line Business: (a) any and all data and correspondence supporting and/or utilized or made in connection with obtaining and/or maintaining any of the Registrations and/or the drug master file for the Product, (b) raw and/or analysis data for pivotal trials and integrated summaries (ISE/ISS) and all bio-analytical data in SAS transport, PC SAS Version 6.06, or above, or other agreed format, (c) all clinical data (phase I - IV), (d) all data from ongoing development of the compound utilized in the Product (including marketing studies), (e) programs (analysis, reports and supporting documentation) for trials for which data is provided, (f) copies of SAS libraries (with non-exclusive rights to use same) from Seller's analysis programs relating to the Product, and (g) all books and records owned by Seller relating to the

                  Product (which shall be copies to the extent not exclusive to the Product), including copies of all customer and supplier lists, account lists, call data, sales history, call notes, research data, marketing studies, consultant reports, physician databases, and correspondence (including invoices) with respect to the Product, and all complaint files and adverse event reports and files, and (h) copies of all data and information in the possession of Seller relating to the activities of Organon and/or IHS or other entity providing support services to Seller which relate to the Product, including for commercial rebates, discounts, administrative fees, chargebacks and/or Government Rebates; PROVIDED, HOWEVER, that (i) in each case, Seller may exclude any Excluded Intellectual Property and Cardinal Confidential Records contained therein, (ii) Seller may retain: (A) a copy of any such books and records to the extent necessary for Tax, accounting, litigation or other valid business purposes other than the conduct of any business competitive with the Product or the Product Line Business, (B)a copy of all such books and records which relate to the Excluded Assets, and (C) all books, documents, records and files (1) prepared in connection with the Transactions,including bids received from other parties and strategic,financial or Tax analyses relating to the divestiture of the Purchased Assets, the Assumed Liabilities, the Product and the Product Line Business, or (2) maintained by Seller and/or its Representatives, agents or licensees in connection with their respective Tax, legal, regulatory or reporting requirements other than those relating to the Product or the Product Line Business, (iii) any attorney work product, attorney-client communications and other items protected by privilege shall be excluded except to the extent relating to the Product or the Product Line Business and (iv) Seller shall be entitled to redact from any such books and records any information that does not relate to the Product or Product Line Business.

         7. Subsection (a) "Requires Consent" of SCHEDULE 1.1(B) "PRE-EXISTING ASSIGNED CONTRACTS" of the Seller Disclosure Schedule is hereby deleted in its entirety and replaced with the following two entries:

                  "Amended and Restated License and Supply Agreement between Elan Pharma International (successor in interest to Elan Corporation plc), Elan Management Limited and Ligand Pharmaceuticals Incorporated dated dateMonth11Day12Year2002November 12, 2002.

                  McKesson Health Solutions Arizona Inc. to the assignment to Purchaser of (a) the Trial Script(R) Program Agreement dated February 9, 2004 and (b) the First Amendment to Ligand Pharmaceuticals TrialScript(R) Program Agreement For Avinza, in each case between McKesson Health Solutions Arizona Inc. and Seller."

         8. Subsection (b) "Consent not Required" of SCHEDULE 1.1(B) "PRE-EXISTING ASSIGNED CONTRACTS" of the Seller Disclosure Schedule is hereby amended to add the following entries:

                  "Co-Promotion Agreement by and between Ligand Pharmaceuticals Incorporated and Organon Pharmaceuticals USA, Inc. dated 1st January 2003; First Amendment to the Co-Promotion Agreement effective as of October 1, 2003

                  Termination & Return of Rights Agreement by and between Ligand Pharmaceuticals Incorporated and Organon USA Inc. (assignee of Organon Pharmaceuticals USA, Inc.)
                  effective as of January 1, 2006."

         9. The Seller Disclosure Schedule is hereby amended to add the following SCHEDULE 1.1(L) "CARDINAL CONFIDENTIAL RECORDS":

                                "SCHEDULE 1.1(L)
                          CARDINAL CONFIDENTIAL RECORDS

                  To the extent relating to Product manufacturing by Cardinal:

                  o   Specifications (materials and product)
                  o   Analytical protocols

                  o   Master batch records (executed or not)
                  o   Engineering protocols and reports
                  o   Validation protocols and reports (analytical and process)
                  o   Equipment qualification protocols/reports
                  o   Stability reports
                  o   Deviation/investigation reports
                  o   DMF (to the extent not covered above)"

         10. SCHEDULE 2.5 shall be amended to replace the listed contracts with the following:

                  "1. ELAN PHARMA INTERNATIONAL (successor in interest to Elan Corporation, plc) and ELAN MANAGEMENT LIMITED to the assignment to Purchaser of the Amended and Restated License and Supply Agreement, dated November 12, 2002, between Elan Corporation plc, Elan Management Limited and Seller.

                  2. MCKESSON HEALTH SOLUTIONS ARIZONA INC., to the assignment to Purchaser of (a) the Trial Script(R) Program Agreement dated February 9, 2004 and (b) the First Amendment to Ligand Pharmaceuticals TrialScript(R) Program Agreement For Avinza, between McKesson Health Solutions Arizona Inc. and Seller."

         11. SECTION 2.8(A) shall be amended in its entirety to read as follows:

         On the Closing Date, Seller shall provide Purchaser with a report based on Product Inventory Data provided by the Seller in accordance with this Agreement setting forth (i) the calculated amounts for each of the items enumerated on SCHEDULE 2.8(B) together with all supporting data used to calculate the same, (ii) whether, and to the extent to which, the Wholesale Target and the Retail Target have been met, and (iii) Seller's out-of-pocket cost (without markup) paid as a purchase price to Elan and/or Cardinal between the Execution Date and the Effective Time for finished Product (including API used in the manufacture of the Purchaser Labeled Cardinal Manufactured Product). The foregoing report shall be accompanied by a written certification of the CFO of Seller as to the good faith completeness and accuracy of such report.

         12. SCHEDULE 2.8(B) "INVENTORY VALUE ADJUSTMENTS" of the Seller Disclosure Schedule is hereby amended to add the following definition:

             "SECOND SOURCE INVENTORY COST ADJUSTMENT" means Six Million Dollars ($6,000,000).

         13. The definition of "EXCESS WHOLESALE INVENTORY VALUE" on SCHEDULE 2.8(B) "INVENTORY VALUE ADJUSTMENTS" of the Seller Disclosure Schedule is hereby amended to read as follows:

                  "EXCESS WHOLESALE INVENTORY VALUE" is calculated as follows:

                  Any positive number obtained by the sum of (a) $6,000,000 and
                  (b) any positive number resulting from the difference between
                  (X) the product of $10,000,000 times [the difference between the Wholesale Channel Inventory Months on Hand and 1, provided if such amount is a negative number it shall be deemed zero ] and (Y) Seller's out-of-pocket cost (without markup) paid as purchase price to Elan and/or Cardinal between the Execution Date and the Effective Time for finished Product (including API used in the manufacture of the Purchaser Labeled Cardinal Manufactured Product).

                  For sake of illustration:

                  If the Wholesale Channel Inventory Months on Hand is equal to
                  0.95 and Seller's out-of-pocket cost is $1,500,000, then the calculation will be as follows: $6,000,000 + (($10,000,000 X [0.95-1]) - $1,500,000) = $6,000,000

                  If the Wholesale Channel Inventory Months on Hand is equal to
                  1.1 and Seller's out-of-pocket cost is $1,500,000, then the calculation will be as follows:

             $6,000,000 + (($10,000,000 X [1.1-1]) - $1,500,000) = $6,000,000."

         14. SECTION 2.8(B) shall be amended in its entirety to read as follows:

                  "If at Closing, the Excess Wholesale Inventory Value is a positive number, then the Purchase Price shall be adjusted downward by the Excess Wholesale Inventory Value."

         15. SECTION 6.1(B) shall be amended as follows:

                  "(b) retail data comprised of (i) IMS prescription data for the Product, which Seller shall supply on a weekly basis, and
                  (ii) APPROV" study data for the Product, which Seller shall supply at the Closing to the extent available and update as of the Closing as soon as reasonably practical following the Closing to the extent such information is not available as of the Closing Date."

         16. A new SECTION 6.9(C) of the Purchase Agreement is hereby added to read as follows:

                  "(c) Notwithstanding Section 6.9(b), Seller shall purchase from Cardinal, cause Cardinal to ship to ICS and include as part of the Inventory being transferred to Purchaser at Closing those certain two (2) lots of Cardinal manufactured Purchaser labeled 60mg Product from Cardinal's Red Lion facility (the "PURCHASER LABELED CARDINAL MANUFACTURED PRODUCT")."

         17. A new SECTION 7.2(G) is hereby added to read as follows:

                  "(g) (i) Purchaser shall have received a copy of the executed letter between Seller and Elan providing that the Technical Agreement entered into by Elan's affiliate, Elan Holdings, Inc, and Assignor dated June 10, 2003, as amended on May 28, 2004, shall terminate as of the Closing Date in accordance with the letter of termination executed by Elan Holdings and Seller, and (ii) the Pharmaceutical Quality Agreement shall have been entered into and shall come into force as of the Closing Date between Elan Holdings, Inc. and Purchaser in reference to Product supplied by Elan to Purchaser under the License and Supply Agreement."

         18. A new SECTION 7.2(H) is hereby added to read as follows:

                  "(h) Purchaser's receipt of written confirmation from a common carrier that it has taken receipt of the Labeled Cardinal Manufactured Product which is to be delivered to ICS."

         19. A new SECTION 8.13 of the Purchase Agreement is hereby added to read as follows:

                  "Notwithstanding SECTION 9.1(C), the Parties acknowledge and agree that Seller shall have no obligation to obtain the consent or approval of Purchaser as to the form and substance of any release of all possible legal claims against Seller and Purchaser to be executed by certain severance pay-eligible Product Employees and RBMs severed by Seller prior to February 1, 2007; PROVIDED that Seller shall obtain the consent or approval of Purchaser as to the form and substance of any release of all possible legal claims against Seller and Purchaser to be executed by Product Employees and RBMs severed on or after February 1, 2007 as provided in SECTION 9.1(C) With respect to Product Employees and RBMs severed in accordance with this paragraph, Purchaser shall reimburse Seller for their severance pay and Seller shall remain solely responsible for all liability for which Seller is responsible under SECTION 9.1(C) of the Purchase Agreement, including without limitation any Losses resulting from Seller's use of its form of release in connection with severing Product Employees prior to February 1, 2007 (all such liabilities with respect to such severance pay-eligible Product Employees, the "UNILATERALLY RELEASED EMPLOYEE LIABILITIES")."

         20. A new SECTION 8.14 of the Purchase Agreement is hereby added to read as follows:

                  "(a) Seller shall be and remain fully responsible for and the sole party to (with Cardinal Health PTS, LLC and/or Elan Corporation, plc, and their respective successors and assignees, as the case may be) (i) the Manufacturing and Packaging Agreement, dated as of February 13, 2004, between Seller and Cardinal Health PTS, LLC (and amendments thereto) (the "CARDINAL MANUFACTURING AGREEMENT"), (ii) the Quality Agreement for Avinza(R) dated April 10, 2006, by and between Seller and Cardinal Health PTS, LLC (the "QUALITY AGREEMENT FOR AVINZA(R)"), (iii) the Agreement dated September 20, 2003 between Cardinal Health PTS, LLC, Elan Corporation, plc and Seller, and the Amended and Restated Confidentiality Agreement Avinza(R) dated February 13, 2004 and effective as of August 30, 2003, between Cardinal Health PTS, LLC, Elan Corporation, plc and Seller, (iv) three way CDA Elan, Ligand, Cardinal dated _____ (together, with the Cardinal Manufacturing Agreement and the Quality Agreement for Avinza(R), the "CARDINAL AGREEMENTS"), including without limitation any and all Liabilities arising in connection with the Cardinal Agreements and/or any amendment or termination thereof and/or the issuance, delivery, amendment, or cancellation of any purchase order for Products placed under the Cardinal Manufacturing Agreement as well as any and all Losses relating to any of the foregoing and Losses due to unavailability of Purchaser Labeled Cardinal Manufactured Product, other than Losses of Purchaser due to lack of ongoing supply of Product to Purchaser from Cardinal or Losses related to the replacement of such Product from any third party (collectively, "CARDINAL RELATED LIABILITIES"). In addition, Cardinal Related Liabilities shall include without limitation all Liabilities as well as Losses to Purchaser arising from
                  (x) any product recall of any Cardinal manufactured Product due to uncompleted stability studies and/or any regulatory compliance activities required to be performed by Cardinal, and (y) any claims made by Elan relating to any activities under or in connection with the Cardinal Agreements (whether or not Purchaser is aware of or has acknowledged such activities).

                  (b) The Parties acknowledge and agree that the Excluded Liabilities shall include, without limitation, all Cardinal Related Liabilities and Unilaterally Released Employee Liabilities and Purchaser shall have the right to be indemnified under SECTION 10.1(D) of the Purchase Agreement for all Losses arising from any Cardinal Related Liabilities or Unilaterally Released Employee Liabilities, PROVIDED that SECTIONS 10.4 and 10.6 of the Purchase Agreement shall not apply to, and shall not in any way limit, the Seller's indemnification of or liability to Purchaser for any of the Cardinal Related Liabilities and Unilaterally Released Employee Liabilities. Purchaser may, in its sole discretion, direct that any Losses arising from any Cardinal Related Liabilities or Unilaterally Released Employee Liabilities be paid to Purchaser from the Indemnification Escrow Fund in lieu of direct payment to Purchaser from Seller, in accordance with the terms of the Escrow Agreement. Seller acknowledges that except to the extent Purchaser elects to seek repayment from the Escrow Account (as provided in the last clause of the preceding sentence), Seller shall have no right to look to the Escrow Amount to cover or otherwise discharge any Losses arising from the Cardinal Related Liabilities or the Unilaterally Released Employee Liabilities, and Seller shall in such event promptly pay all such amounts to Purchaser.

                  (c) Purchaser acknowledges that following Closing Seller shall take such actions as it determines in good faith to be commercially reasonable in connection with the Cardinal Agreements so that unless otherwise agreed in a duly executed written agreement between the Parties, (i) by no later than one-hundred and twenty (120) days after the Closing (subject to such extensions as may be consented to by Purchaser, which shall not be unreasonably withheld, delayed or conditioned), Seller shall have ensured that Cardinal shall have ceased all manufacturing of the Product and completed physical decommissioning relate to such manufacturing, and (ii) by no later than one hundred fifty (150) days after the Closing (subject to such extensions as may be consented to by Purchaser, which shall not be unreasonably withheld, delayed or conditioned) Seller shall have completed all regulatory compliance with respect to such cessation and decommissioning of manufacturing as well as completed discussions with Cardinal including, as Seller may deem appropriate, having entered into any agreement(s) with Cardinal regarding the termination of the Cardinal Agreements. Notwithstanding the foregoing, from and after the Closing (a) Seller shall have no right, and hereby covenants not, to introduce any Product into commerce or to sell or offer for sale any Product or to transfer to any wholesaler or customer any Product, and (b)except as otherwise may be agreed in writing by the Purchaser after the Closing in a new agreement, Cardinal shall have no right to introduce any Product into commerce or to sell or offer for sale any Product or to transfer to any wholesaler or customer any Product. Seller acknowledges and agrees that Purchaser shall have no obligation to purchase from Seller or Cardinal any Cardinal manufactured Product (other than Purchaser Labeled Cardinal Manufactured Product which shall be transferred as part of the Product inventory to Purchaser at Closing as partial consideration for the Purchase Price), or to enter into any further agreement with Seller or Cardinal with respect to same. Seller agrees that neither it nor any of its directors, officers, employees or representatives shall make or assist others in making any statements to Cardinal or its directors, officers, employees or representatives, whether written or oral, of a disparaging nature referring to the Purchaser or the Purchaser's directors, officers, employees or representatives.

                  (d) With respect to all lots of Product manufactured by Cardinal at any time, Seller shall (at Seller's sole expense) ensure that all FDA required stability testing is completed in a timely manner and that all data from such stability testing is provided to King in a timely manner sufficiently in advance of applicable regulatory filing deadlines to allow King and/or Elan to make the appropriate filings using such data.

                  (e) Seller acknowledges that after the Closing Purchaser may enter into negotiations and/or execute agreements with Cardinal, including but not limited to relating to Cardinal (at Purchaser's sole expense) repacking using Purchaser's label some or all Seller labeled lots of Product manufactured by Elan that are at ICS as of Closing.

                  (f) In the event the Closing does not occur, Purchaser shall have no liability to Seller with respect to or otherwise in connection with (a) the Cardinal Agreements, (b) the negotiation and execution of this Amendment, and/or (c) any action or inaction of Seller or Purchaser relating thereto."

         21. A new SECTION 8.15 of the Purchase Agreement is hereby added to read as follows:

                  "During the Royalty Term, Seller shall not market in the Territory for once-daily administration any controlled release solid oral dosage formulation containing morphine and its salts as its sole active ingredient."

         22. The Parties acknowledge and agree that the financial accommodations and other agreements and covenants set forth in this Amendment have been agreed to by the Parties to compensate Purchaser for the lack of ongoing supply of Product to Purchaser from Cardinal and the cost of replacing such supply of Product from any third party, as necessary in addition to other good and valuable consideration. In consideration for, and in reliance upon, such financial accommodations and other agreements and covenants, Purchaser acknowledges and agrees not to seek indemnification or otherwise seek compensation from Seller due such lack of ongoing supply of Product to Purchaser from Cardinal.

         23. For the avoidance of doubt, the Parties acknowledge and agree that the assignment of the Cardinal Agreements and the Technical Agreement Avinza(R) dated June 10, 2003, by and between Seller and Elan Holdings, Incorporated, as amended to Purchaser shall no longer be a condition to or contemplated by Closing under the Purchase Agreement.

         24. This Amendment shall not amend or modify the covenants, terms, conditions, rights and obligations of the Parties under the Agreements, except as specifically set forth herein. The Agreements shall continue in full force and effect in accordance with their terms as amended by this Amendment.

                                      * * *
                            [signature page follows]



         IN WITNESS WHEREOF, the Parties have executed this Amendment in multiple counterparts.


LIGAND PHARMACEUTICALS              KING PHARMACEUTICALS, INC.
INCORPORATED

By:    /s/ John L. Higgins                             By:  /s/Brian Markison
    ----------------------              ----------------------------------------

Title:  CEO                            Title: President and CEO
      -------------------                ---------------------------------------


KING PHARMACEUTICALS RESEARCH
AND DEVELOPMENT, INC.

By: /s/Brian Markison
    ----------------------------------------

Title: President and CEO
       -------------------------------------

                                                                   EXHIBIT 99.1



 Ligand Pharmaceuticals Completes Sale of AVINZA to King Pharmaceuticals

SAN DIEGO (February 26, 2007) - Ligand Pharmaceuticals Incorporated
         (NASDAQ:LGND) announced today the completion of the sale of AVINZA(R) (morphine sulfate extended-release capsules)and associated assets to King Pharmaceuticals, Inc. (NYSE: KG) in exchange for cash and royalties. With the closing of thetransaction, Ligand's remaining commercial operations have transferred to King. Ligand is evaluating methods of returning cash to the shareholders from this and previous asset sales by Ligand. Ligand received $295 million in cash at the closing from King. The net cash amount represents a purchase price of $246 million which includes certain inventory-related adjustments, plus approximately $49 million in reimbursement of payments to Organon and others. Of the net cash proceeds, $15 million are set aside in an escrow account to fund potential indemnity claims by King under the purchase agreement between the companies. There will be post-closing fees and expenses associated with the deal.
         In addition to the cash consideration, King will pay Ligand a 15% royalty during the first 20 months after the closing of the asset sale. Subsequent royalty payments will be based upon calendar year net sales. If King's calendar year net sales are less than $200 million, the royalty payment will be 5% of King's sales for that year. If King's sales are between $200 million and $250 million, then the royalty payment will be 10% of sales. If sales exceed $250 million, the royalty will be 10% of sales up to $250 million and 15% of sales above $250 million. King also assumed future royalty payments owed to Organon and all other existing AVINZA royalty obligations.
         "The completion of the sale of AVINZA represents a major step in the transformation of Ligand into a highly focused R&D and royalty driven pharmaceutical company," said John L. Higgins, President and Chief Executive Officer. "The proceeds from the sale of AVINZA will give us the opportunity to return cash to our shareholders and future royalties from AVINZA will support our research programs as we advance our product pipeline."

About Ligand
         Ligand discovers and develops new drugs that address critical unmet medical needs of patients in the areas of thrombocytopenia, cancer, hormone-related diseases, osteoporosis and inflammatory diseases. Ligand's proprietary drug discovery and development programs are based on its leadership position in gene transcription technology, primarily related to Intracellular Receptors.

Caution regarding Forward-Looking Statements
         This news release contains certain forward-looking statements by Ligand that involve risks and uncertainties and reflect Ligand's judgment as of the date of this release. These statements include those related to AVINZA royalties, indemnification obligations to King Pharmaceuticals under the purchase agreement, returning cash to shareholders, transformation of the Company and our product pipeline. Actual events or results may differ from Ligand's expectations. For example, we may not receive expected royalties on AVINZA or we may not be able to timely or successfully transform the Company or advance any product(s) in our pipeline. Also, it is possible that the final inventory adjustment under the purchase agreement with King will be greater than the estimated adjustment and that our indemnification obligations could exceed the escrow amount. In addition, the Company's board of directors has not completed the analyses necessary to determine the amount and timing of return of cash to shareholders. The failure to meet expectations with respect to any of the foregoing matters may reduce our stock price. Additional information concerning these and other risk factors affecting Ligand's business can be found in prior press releases as well as in Ligand's public periodic filings with the Securities and Exchange Commission, which are available at www.ligand.com. Ligand disclaims any intent or obligation to update these forward-looking statements beyond the date of this release. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Contacts:
Ligand Pharmaceuticals Incorporated               Lippert/Heilshorn & Associates
John L. Higgins, President and CEO                Don Markley
or                                                dmarkley@lhai.com
Erika Luib-De la Cruz, Investor Relations         (310) 691-7100
(858) 550-7896
                                      # # #

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